LOBLAW COMPANIES LIMITED

FIRST QUARTER REPORT

12 WEEKS ENDED MARCH 22, 2003



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MANAGEMENT'S DISCUSSION AND ANALYSIS

Loblaw Companies Limited's ("Loblaw" or the "Company") basic net earnings per common share for the first quarter of 2003 increased 19.6% to 55 cents from the 46 cents earned in 2002. During the quarter, Loblaw continued to focus on the execution of its operating and financial strategies and continued to monitor its performance against the key performance indicators as outlined in the Company's 2002 Annual Report.

RESULTS OF OPERATIONS

SALES Sales for the first quarter increased 8.6%, to $5.4 billion, from $5.0 billion in 2002. All regions across the country experienced sales growth consistent with expectations. Volume growth in some regions outpaced sales growth reflecting our strategic investment in lower prices.

The increase in sales resulted from a 5.4% same-store sales growth in the quarter and an increase of 2.1 million square feet of net retail square footage related to the opening of 74 new corporate and franchised stores and the closure of 59 stores during the latest four quarters. During the first quarter of 2003, 13 new stores were opened and 15 stores were closed resulting in a net increase of .1 million square feet. Consistent with 2002, national food price inflation for 2003 remained low with some increases in the bakery and grocery categories partially offset by a decrease in produce.

OPERATING INCOME Operating income for the first quarter increased $36 million, or 15.4%, to $270 million. Operating margin improved to 5.0% from 4.7% in 2002. All regions across the country realized earnings improvements over 2002, consistent with expectations. EBITDA margin improved to 6.6% from 6.3% in 2002. An improvement in overall sales mix management at the store level, a focus on administrative cost control and operating efficiencies and reduced product costs from buying synergies continued to contribute to the improvement in margins.

INTEREST EXPENSE For the first quarter, interest expense increased $4 million, or 11.8%, to $38 million from $34 million in 2002. Interest on long term debt increased $1 million to $58 million as a result of an increase in average net long term borrowing levels partially offset by a decline in average net long term borrowing rates. Other long term interest includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $11 million (2002 – $9 million). Net short term interest income decreased to $1 million (2002 – $7 million) mainly as a result of higher average short term borrowing levels. During the first quarter, $8 million (2002 – $7 million) of interest expense was capitalized to fixed assets.

INCOME TAXES Loblaw's effective income tax rate decreased to 34.9% compared to 37.0% in 2002 as a result of declining Canadian federal and provincial income tax rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NET EARNINGS Net earnings for the first quarter increased $25 million, or 19.8%, to $151 million from $126 million in 2002. Basic net earnings per common share, for the first quarter, increased 9 cents, or 19.6%, to 55 cents from 46 cents in 2002.

FINANCIAL CONDITION

FINANCIAL RATIOS In line with 2002, Loblaw continued to maintain a consistent financial position into the first quarter of 2003. The net debt to equity ratio of .80:1 for the first quarter of 2003 compared to .86:1 in the same period of 2002. The net debt to equity ratio at the end of the first quarter is typically higher than year end due to cyclical fluctuations in working capital. Consistent with prior years' trends, Loblaw expects the net debt to equity ratio to improve throughout the remainder of the year. Shareholders' equity increased $70 million, or 1.7%, to $4.2 billion. The interest coverage ratio improved to 7.1 times compared to 6.9 times in the first quarter of 2002 due to an improvement in operating income in excess of the increase in interest expense.

The success of Loblaw's capital investment program is demonstrated by the return on average total assets at the end of the first quarter of 2003, on a rolling year basis, increasing to 14.0% compared to 13.5% in 2002. The return on average shareholders' equity, on a rolling year basis, increased to 19.2% compared to 17.5% in 2002, mainly due to increased earnings.

COMMON DIVIDENDS As declared by Loblaw's Board of Directors, a quarterly dividend of 15 cents per common share was paid on April 1, 2003.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS USED IN OPERATING ACTIVITIES First quarter 2003 cash flows used in operating activities improved $82 million to $181 million compared to $263 million in the comparable period of 2002. The improvement resulted mainly from an increase in net earnings before depreciation and from an improvement in non-cash working capital, primarily the result of a smaller decrease in accounts payable.

The cash flows relating to operating activities, for the remainder of 2003, are expected to fund a significant portion of Loblaw's anticipated 2003 capital investment program of approximately $1.3 billion. The investment in non-cash working capital is expected to decline and net earnings before depreciation are expected to increase throughout the remainder of the year.

CASH FLOWS USED IN INVESTING ACTIVITIES First quarter 2003 cash flows used in investing activities were $132 million compared to $242 million in 2002.

Capital investment, for the first quarter, amounted to $173 million (2002 – $175 million) as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

President's Choice Bank, a wholly owned subsidiary of the Company, securitized in the first quarter $79 million (2002 – nil) of credit card receivables, under its securitization program. The securitization yielded a minimal gain based on the assumptions disclosed in Note 5 of the consolidated financial statements included in the Company's 2002 Annual Report.

CASH FLOWS FROM FINANCING ACTIVITIES First quarter 2003 cash flows from financing activities were $373 million compared to $577 million in 2002 mainly due to a reduction in commercial paper issued in the quarter. During the quarter, Loblaw issued $200 million of 6.54% Medium Term Notes ("MTN") due 2033 under its 2001 Base Shelf Prospectus.

Under its 2001 Base Shelf Prospectus Loblaw currently has $500 million of MTN available, which will expire on May 24, 2003. Loblaw intends to file another Base Shelf Prospectus in 2003.

During the quarter, Loblaw renewed its Normal Course Issuer Bid ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,765,935 of its common shares, representing approximately 5% of the common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

During the quarter, Loblaw purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares, pursuant to its NCIB.

RISKS AND RISK MANAGEMENT

Operating and financial risks and risk management as detailed on pages 33–38 in the Management's Discussion and Analysis section of the Company's 2002 Annual Report remain substantially the same.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ACCOUNTING STANDARDS IMPLEMENTED IN 2003

Effective December 29, 2002, Loblaw implemented Accounting Guideline 14 – "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants (see Note 6 of the unaudited interim period consolidated financial statements). This guideline requires a guarantor to disclose significant information about guarantees it has provided without regard to the likelihood that the guarantor will have to make any payment under the guarantee.

OUTLOOK

Loblaw continues to focus on the execution of its operating and financial strategies. Loblaw expects to maintain a solid financial position and good cash flow generation while continuing its 2003 capital investment program, of approximately $1.3 billion. Sales and earnings growth rates for the remainder of 2003 are expected to continue at rates similar to those of the past several years.



W. Galen Weston
CHAIRMAN



John A. Lederer
PRESIDENT

Toronto, Canada
April 30, 2003

This Management's Discussion and Analysis ("MD&A") for the Company should be read in conjunction with the Company's 2003 unaudited interim period consolidated financial statements and accompanying notes and the Company's 2002 Annual Report. A glossary of terms used throughout this Quarterly Report can be found on page 60 of the Company's 2002 Annual Report.

The Company has included information on EBITDA because it believes certain investors use this measure as a means of measuring financial performance. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. This measure should not be construed as an alternative to cash flows from operating activities or earnings from operations as determined in accordance with Canadian GAAP as a measure of liquidity or earnings. EBITDA is calculated as follows: operating income of $270 million (2002 – $234 million) plus depreciation of $86 million (2002 – $79 million).

FORWARD-LOOKING STATEMENTS This Quarterly Report, including this MD&A, contains certain forward-looking statements. Such statements relate, to among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategies. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and cost of raw materials, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in the regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Operating and Financial Risks and Risk Management sections of the MD&A included in the Company's 2002 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

CONSOLIDATED STATEMENTS OF EARNINGS

12 weeks ended March 22, 2003 (unaudited)	12 Weeks	
($ millions except where otherwise indicated)	2003	2002
SALES	$ 5,376	$ 4,951
OPERATING EXPENSES		
Cost of sales, selling and administrative expenses	5,020	4,638
Depreciation	86	79
	5,106	4,717
OPERATING INCOME	270	234
Interest Expense (note 2)	38	34
EARNINGS BEFORE INCOME TAXES	232	200
Income Taxes	81	74
NET EARNINGS	$ 151	$ 126
NET EARNINGS PER COMMON SHARE ($)		
Basic and diluted	$ .55	$ .46

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

12 weeks ended March 22, 2003 (unaudited)	12 Weeks	
($ millions except where otherwise indicated)	2003	2002
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,929	$ 2,375
Impact of implementing new accounting standard		(25)
Net earnings	151	126
Premium on common shares purchased for cancellation (note 4)	(38)	
Dividends declared per common share – 15¢ (2002 – 12¢)	(41)	(33)
RETAINED EARNINGS, END OF PERIOD	$ 3,001	$ 2,443

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

($ millions)	As at March 22, 2003 (unaudited)	As at December 28, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 883	$ 823
Short term investments	315	304
Accounts receivable	542	605
Inventories	1,715	1,702
Future income taxes	89	68
Prepaid expenses and other assets	31	24
Total Current Assets	3,575	3,526
Fixed Assets	5,661	5,587
Goodwill	1,599	1,599
Future Income Taxes	10	15
Other Assets	416	383
TOTAL ASSETS	$11,261	$11,110
LIABILITIES		
Current Liabilities		
Commercial paper	$ 818	$ 533
Accounts payable and accrued liabilities	2,036	2,336
Income taxes	123	179
Long term debt due within one year	106	106
Total Current Liabilities	3,083	3,154
Long Term Debt	3,617	3,420
Future Income Taxes	86	68
Other Liabilities	281	344
TOTAL LIABILITIES	7,067	6,986
SHAREHOLDERS' EQUITY		
Common Share Capital (note 4)	1,193	1,195
Retained Earnings	3,001	2,929
TOTAL SHAREHOLDERS' EQUITY	4,194	4,124
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$11,261	$11,110

See accompanying notes to the unaudited interim period consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

12 weeks ended March 22, 2003 (unaudited)	12 Weeks	
($ millions)	2003	2002
OPERATING ACTIVITIES		
Net earnings	$ 151	$ 126
Depreciation	86	79
Future income taxes		4
Change in non-cash working capital	(419)	(491)
Other	1	19
CASH FLOWS USED IN OPERATING ACTIVITIES	(181)	(263)
INVESTING ACTIVITIES		
Fixed asset purchases	(173)	(175)
Short term investments	(11)	(94)
Proceeds from fixed asset sales	7	7
Credit card receivables, after securitization	81	(18)
Franchise investments and other receivables	(18)	33
Other	(18)	5
CASH FLOWS USED IN INVESTING ACTIVITIES	(132)	(242)
FINANCING ACTIVITIES		
Bank indebtedness		(95)
Commercial paper	285	487
Long term debt – Issued	200	200
– Retired	(1)	(4)
Common share capital – Issued (note 5)	1	
– Retired (note 4)	(41)	
Dividends	(33)	(28)
Other	(38)	17
CASH FLOWS FROM FINANCING ACTIVITIES	373	577
Change in Cash and Cash Equivalents	60	72
Cash and Cash Equivalents, Beginning of Period	823	575
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 883	$ 647

See accompanying notes to the unaudited interim period consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the period ended December 28, 2002. Under Canadian GAAP, additional disclosure is required in annual financial statements, accordingly these unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

COMPARATIVE INFORMATION Certain prior period's information was reclassified to conform with the current period's presentation.

NOTE 2. INTEREST EXPENSE

	12 Weeks	
($ millions)	2003	2002
Interest on long term debt	$ 58	$ 57
Other long term interest	(11)	(9)
Net long term interest	47	48
Net short term interest	(1)	(7)
Capitalized to fixed assets	(8)	(7)
Interest expense	$ 38	$ 34

Net interest paid in the first quarter was $30 million (2002 – $19 million).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INCOME TAXES

Net income taxes paid in the first quarter were $139 million (2002 – $129 million).

NOTE 4. COMMON SHARE CAPITAL

	12 Weeks	
(in millions)	2003	2002
Actual common shares outstanding	**275.3**	276.3
Weighted average common shares outstanding	**275.9**	276.3

NORMAL COURSE ISSUER BIDS ("NCIB") During the first quarter, the Company purchased for cancellation 730,000 of its common shares for $41 million and entered into equity forwards to buy 1,103,500 of its common shares, at an average forward price of $56.39 per common share with an initial term of 10 years, pursuant to its NCIB.

NOTE 5. STOCK-BASED COMPENSATION

STOCK OPTION PLAN During the first quarter, the Company granted 2,367,746 stock options to 196 employees with an exercise price of $53.60 per common share under its current stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee. At the end of the first quarter, a total of 6,157,761 (2002 – 4,392,404) stock options were outstanding, which represented approximately 2.2% (2002 – 1.6%) of the Company's issued and outstanding common shares and was within regulatory guidelines. The Company's market price per common share at the end of the first quarter was $55.02 (2002 – $58.74).

In the first quarter, the Company recognized in operating income a compensation cost of $2 million, $5 million less the $3 million fair value impact of the equity forwards, (2002 – $7 million, $28 million less the $21 million fair value impact of the equity forwards) related to its stock option plan. The Company issued 30,000 common shares for cash consideration of $1 million on the exercise of stock options and paid the share appreciation value of $4 million (2002 – $8 million), net of tax of $2 million (2002 – $6 million) on the exercise of 205,362 (2002 – 434,590) stock options. In addition, 29,860 stock options were forfeited or cancelled during the first quarter.

NOTE 6. GUARANTEES

Effective December 29, 2002, the Company implemented Accounting Guideline 14 – "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events. These payments are contingent on either (i) changes in an underlying interest rate, security price, commodity price, foreign exchange rate or other variables that are related to an asset, liability or an equity security of the guaranteed party, (ii) the failure of another entity to perform under an obligating agreement or (iii) the failure of another party to pay its indebtedness when due (a "Guarantee"). The disclosures are required even when the likelihood of the guarantor having to make any payment under the Guarantee is remote.

The Company has provided to third parties the following significant Guarantees:

STANDBY LETTERS OF CREDIT The Company has established a standby letter of credit for the benefit of an independent Trust with respect to the credit card receivables securitization program of President's Choice Bank, a wholly owned subsidiary of the Company. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables, after the cash reserve account established pursuant to the securitization agreement has been depleted. The Company believes that the likelihood of this occurrence is remote. The aggregate gross potential liability under this arrangement, which represents 15% of the securitized credit card receivables, is approximately $65 million.

A standby letter of credit has been established by the Company in the amount of $33 million for the benefit of an independent Trust which provides loans to the Company's franchisees for their purchase of inventory and fixed assets. In the event that a franchisee defaults on its loan and the Company has not, within a specified time period, (i) assumed the loan, (ii) purchased the assets over which security has been taken, or (iii) increased the amount of the standby letter of credit by the outstanding amount under the loan, the Trust may draw upon this standby letter of credit.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

LEASE OBLIGATIONS In connection with historical dispositions of certain of its assets, the Company has assigned leases to third parties. The Company remains contingently liable for these lease obligations in the estimated amount of $196 million for minimum rent, excluding other lease related expenses such as property tax and common area maintenance charges, in the event any of the assignees are in default of their lease obligations.

INDEMNIFICATION PROVISIONS The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions, which agreements by their nature may provide for indemnifications of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. Given the nature of such indemnifications, the Company is unable to reasonably estimate its maximum potential liability under these agreements. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

CORPORATE PROFILE

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE
Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

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Printed in Canada.

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